UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              AVIVA PETROLEUM INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    05379P205
                                 (CUSIP Number)

                                 ARTHUR H. AMRON
                             WEXFORD MANAGEMENT LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 28, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sect. 240.13d-1(e),or Sect. 240.13d-1 (f), or Sect. 240.13s-1 (g), check the following box [ ].

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  05379P205

1   NAME OF REPORTING PERSONS
    Wexford Special Situations 1996, LP
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    (Intentionally Omitted)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)  [x]
         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)
         OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                        [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
             None

     8    SHARED VOTING POWER
             3,651,503

     9    SOLE DISPOSITIVE POWER
             None

     10   SHARED DISPOSITIVE POWER
             3,651,503

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,651,503 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)               [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.82%

14   TYPE OF REPORTING PERSON (See Instructions)
       PN

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Institutional, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                    [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
             None

     8    SHARED VOTING POWER
             670,040

     9    SOLE DISPOSITIVE POWER
             None

     10   SHARED DISPOSITIVE POWER
             670,040

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     670,040(See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.43%

14   TYPE OF REPORTING PERSON (See Instructions)
        PN

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford Special Situations 1996 Limited
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                 [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              183,282

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              183,282

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     183,282 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .39%

14   TYPE OF REPORTING PERSON (See Instructions)
         CO

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford-Euris Special Situations 1996, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)              [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              933,814

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              933,814

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     933,814 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2%

14   TYPE OF REPORTING PERSON (See Instructions)
          PN

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford Management LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              5,438,639

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              5,438,639

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,438,639(See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)           [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.64%

14   TYPE OF REPORTING PERSON (See Instructions)
         OO

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford Advisors, LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                    [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              4,504,825

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              4,504,825

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,504,825 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.64%

14   TYPE OF REPORTING PERSON (See Instructions)
         OO

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Wexford Euris Advisors, L.L.C.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                   [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              933,814

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              933,814

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     933,814 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2%

14   TYPE OF REPORTING PERSON (See Instructions)
         OO

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Charles E. Davidson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              5,438,639

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              5,438,639

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,438,639 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.64%

14   TYPE OF REPORTING PERSON (See Instructions)
         IN

CUSIP No.  05379P205

1    NAME OF REPORTING PERSONS
     Joseph M. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [x]
          (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)
          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                     [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

     7    SOLE VOTING POWER
              None

     8    SHARED VOTING POWER
              5,438,639

     9    SOLE DISPOSITIVE POWER
              None

     10   SHARED DISPOSITIVE POWER
              5,438,639

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,438,639 (See Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)             [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.64%

14   TYPE OF REPORTING PERSON (See Instructions)
          IN

Item 1.   Security and Issuer.

    The class of securities to which this statement relates is the common stock, without par value (the "Common Stock"), of Aviva Petroleum Inc. ("Aviva"). Aviva is a Texas corporation with principal executive offices at 8235 Douglas Avenue, Suite 400, Dallas, Texas 75225.

Item 2.   Identity and Background.

     (a) This statement is being filed by (i) Wexford Special Situations 1996, LP, a Delaware limited partnership, and Wexford Special Situations 1996 Institutional, LP, a Delaware limited partnership (collectively, the "Special Funds,"), (ii) Wexford Special Situations 1996 Limited, a Cayman Islands corporation ("Wexford Cayman"), (iii) Wexford-Euris Special Situations 1996, LP, a Delaware limited partnership (the "Euris Fund"), (iv) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management") and investment advisor to the Special Funds and the Euris Fund and investment subadvisor to Wexford Cayman, (v) Wexford Advisors, LLC, a Delaware limited liability company, the sole general partner of the Special Funds and the investment advisor to Wexford Cayman (the "Special General Partner"), (vi) Wexford Euris Advisors, LLC, a Delaware limited liability company and the sole general partner of the Euris Fund (the "Euris General Partner"), (the above entities are collectively the "Reporting Entities") (vii) Charles E. Davidson and (viii) Joseph M. Jacobs (the individuals and Reporting Entities in (i) - (viii) individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

     (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

     (c)  The principal business of the Reporting Persons is investments.

     Wexford   Management  is  an  Investment Advisor to the Reporting Entitles.
Wexford Management also serves as investment manager or sub-advisor to the members of Wexford Advisors, LLC and Wexford Euris Advisors, LLC.

     Charles E. Davidson is chairman, a managing member and a controlling member of Wexford Management. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of the Reporting Entities and their controlling entities. Mr. Davidson is a citizen of the United States.

     Joseph M. Jacobs is a president, a managing member and a controlling member of Wexford Management. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of the Reporting Entities and their controlling persons.

     (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      The Special Funds, Wexford Cayman and the Euris Fund purchased in privately negotiated transactions conducted on January 6, 1997, January 27, 1997 and February 19, 1997, 9 and 1/2% Convertible Subordinated Debentures of Garnet Resources Corporation ("Garnet") due December 1998 (the "Debentures") in an aggregate principal amount of $6,330,000. Pursuant to a Debenture Purchase Agreement ("Debenture Purchase Agreement") dated as of June 24, 1998 and a Plan of Merger effective as of October 28, 1998 (the "Merger"), the Debentures have all been exchanged for Common Stock of Aviva. The Debenture holders received, pursuant to the Debenture Purchase Agreement, approximately .859 shares of Common Stock for every one dollar principal amount of Debentures. In aggregate, the Reporting Persons received 5,438,639 shares of Common Stock of Aviva for $6,330,000 principal amount of Debentures.

    The Special Funds, Wexford Cayman and the Euris Fund received the following number of shares of Common Stock in exchange for their Debentures. The cost of the Debentures, the date of initial purchase of the Debentures, and the number of shares of Common Stock of Aviva received in exchange for the Debentures are set forth below: (rounded off to the nearest whole share)

                         Principal
                         Amount of                                             Aviva
                         Debentures          Date of                          Common
                         Exchanged          Purchase         Cost         Stock Received

Wexford Special
Situations 1996,
L.P.                     $3,021,300         01/06/97      $1,576,657        2,595,855
                            221,562         01/27/97      $  117,025          190,363
                          1,007,100         02/19/97      $  551,820          865,285
                         ----------                                         ---------
  Sub-total              $4,249,962                                         3,651,503

Wexford Special
Situations 1996
Institutional, LP        $  554,400         01/06/97      $  289,312          476,332
                             40,656         01/27/97      $   21,473           34,931
                            184,800         02/19/97      $  101,258          158,777
                         ----------                                           -------
  Sub-total              $  779,856                                           670,040

Wexford Special
Situations
1996 Limited             $  151,650         01/06/97      $   79,138          130,295
                             11,121         01/27/97      $    5,873            9,555
                             50,550         02/19/97      $   27,698           43,432
                         ----------                                           -------
 Sub-total               $  213,321                                           183,282

                         Principal
                         Amount of                                             Aviva
                         Debentures          Date of                          Common
                         Exchanged          Purchase         Cost         Stock Received

Wexford Euris Special
 Situations 1996, LP     $  772,650         01/06/97       $  403,205         663,849
                             56,661         01/27/97       $   29,927          48,682
                            257,550         02/19/97       $  141,120         221,283
                         ----------                                           -------
 Sub-total               $1,086,861                                           933,814

Aggregate No. of Common Stock received in exchange for Debentures:     5,438,639

Item 4.   Purpose of Transaction.

     The Debentures acquired by the Special Funds, the Euris Fund and Wexford Cayman were exchanged for Common Stock of Aviva pursuant to the Debenture Purchase Agreement and said exchange was effected in connection with the Merger of Garnet into Aviva which became effective on October 28, 1998. The definitive Joint Proxy Statement and Prospectus was filed with the S.E.C. on October 9, 1998 (the "Joint Proxy Statement and Prospectus"). The shares of Common Stock issued pursuant to the Debenture Purchase Agreement were not registered pursuant to the above mentioned Joint Proxy Statement and Prospectus.

     The Reporting Persons are holding the shares of Common Stock for investment. The Reporting Persons intend to review on a continuing basis their investment in Aviva and may, depending on the business and prospects of Aviva, market conditions and other investment considerations, determine to purchase additional shares of Common Stock, for investment, or decrease or dispose of their interest in Aviva, at such prices and terms and in such manner as they may deem advisable. While the Reporting Persons have no present intention to acquire additional shares of Common Stock, the Reporting Persons reserve the right to purchase additional shares of Common Stock based on the factors set forth above.

     Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in any transactions or actions listed in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As a result of the acquisition of the Common Stock upon exchange of the Debentures, the Special Funds, the Euris Fund and Wexford Cayman own beneficially in the aggregate approximately 11.64% of the outstanding shares of Common Stock (on the basis of 46,719,703 shares of Common Stock of Aviva outstanding on as of the Closing Date of the Merger, as more fully set forth in the Joint Proxy Statement and Prospectus, according to Rule 13d-3 under the Exchange Act). Set forth below is a summary for each of the Reporting Persons of their beneficial ownership of the Common Stock.

     A.   Wexford Special Situations 1996, LP

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 3,651,503
                  Percentage: 7.82%.
          (b)  1. Sole power to vote or to direct  vote:  -0-
               2. Shared power to vote or to direct vote:
                  3,651,503
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power  to  dispose  or to  direct  the
                  disposition:  3,651,503
          (c) Other than as reported in Item 2 and 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     B.   Wexford Special Situations 1996 Institutional, LP

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 670,040
                 Percentage: 1.43%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  670,040
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose  or to direct the
                  disposition: 670,040
          (c) Other than as reported in Items 2 and 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     C.   Wexford Special Situations 1996 Limited

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 183,282
                 Percentage:  .39%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  183,282
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose  or to direct the
                  disposition: 183,282
          (c) Other than as reported in Items 2 and 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock
          (e)  Not applicable.

     D.   Wexford-Euris Special Situations 1996, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 933,814
                 Percentage: 2%
          (b)  1. Sole power to vote or to direct vote:  -0-

               2. Shared power to vote or to direct vote:
                  933,814
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose or to direct the
                  disposition: 933,814
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


     E.   Wexford Management LLC

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 5,438,639
                 Percentage: 11.64%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  5,438,639
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose or to direct the
                  disposition: 5,438,639
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     F.   Wexford Advisors, LLC

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 4,504,825
                 Percentage: 9.64%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  4,504,825
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose or to direct the
                  disposition: 4,504,825
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     G.   Wexford-Euris Advisors, LLC

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 933,814
                 Percentage: 2%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  933,814
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose or to direct the
                  disposition: 933,814
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     H.   Charles E. Davidson

          (a)  Aggregate number of shares of Common Stock
               beneficially owned: 5,438,639
                Percentage: 11.64%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  5,438,639
               3. Sole power to dispose or to direct the
                  disposition:  -0-
               4. Shared  power to dispose or to direct the
                  disposition:  5,438,639
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     I.   Joseph M. Jacobs

          (a) Aggregate number of shares of Common Stock beneficially owned: 5,438,639
                 Percentage: 11.64%
          (b)  1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:
                  5,438,639
               3. Sole power to dispose or to direct the
                  disposition:  -0-

               4. Shared  power to dispose  or to direct the
                  disposition: 5,438,639
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     The Special General Partner may, by reason of its status as the sole general partner of the Special Funds, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which the Special Funds possess beneficial ownership.

     Wexford Management may, by reason of its status as investment manager to the Special Funds and the Euris Fund and as sub-advisor to the Special General Partner on behalf of Wexford Cayman, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

     The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which Wexford Cayman possesses beneficial ownership.

     The Euris General Partner may, by reason of its status as the sole general partner of the Euris Fund, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which the Euris Fund possesses beneficial ownership.

     Charles E. Davidson may, by reason of his status as a control person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

     Joseph M. Jacobs may, by reason of his status as a control person of the Special General Partner, the Euris General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Exchange Act) the Common Stock of which the Special Funds, the Euris Fund and Wexford Cayman possess beneficial ownership.

     (b) (i) Charles E. Davidson, Joseph M. Jacobs, Wexford Management and the Special General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Special Funds;

     (ii) Charles E. Davidson, Joseph M. Jacobs, Wexford Management and the Euris General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Euris Fund; and

     (iii) The Special General Partner shares with Wexford Management and Wexford Cayman the power to vote and to dispose of the shares of Common Stock beneficially owned directly by Wexford Cayman.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.
        None.  See Items 2 through 5 hereof.

Item 7. Material to be Filed as Exhibits.

     1. Exhibit I  -  Agreement pursuant to Rule 13d-(f)(1)(iii), filed herewith

     2. Exhibit II  -  Debenture  Purchase  Agreement   (incorporated  by
reference to Exhibit 2.2 to Registration Statement on Form S-4 (Reg. No. 333-58061) filed by Aviva with the Commission on June 30, 1998)

Signature


          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated: November 12, 1998

             WEXFORD SPECIAL SITUATIONS 1996, LP
             By: Wexford Advisors, LLC,
                 its general partner


                     By: /s/ Arthur H. Amron
                         ---------------------------
                     Name:  Arthur H. Amron
                     Title: Vice President



             WEXFORD SPECIAL SITUATIONS
              1996 INSTITUTIONAL, LP
             By:  Wexford Advisors, LLC,
                  its general partner


                      By: /s/ Arthur H. Amron
                          ---------------------------
                      Name:  Arthur H. Amron
                      Title: Vice President



              WEXFORD-EURIS SPECIAL SITUATIONS
               1996, LP
              By:  Wexford-Euris Advisors, LLC,
                   its general partner


                       By: /s/ Arthur H. Amron
                           ---------------------------
                       Name:  Arthur H. Amron
                       Title:    Vice President



               WEXFORD SPECIAL SITUATIONS
                1996 LIMITED
               By:  Wexford Advisors, LLC

                       By: /s/ Arthur H. Amron
                           -----------------------------
                       Name:  Arthur H. Amron
                       Title: Vice President

                WEXFORD MANAGEMENT, LLC


                        By:  /s/ Arthur H. Amron
                             ----------------------------
                        Name:  Arthur H. Amron
                        Title: Senior Vice President



                WEXFORD ADVISORS, LLC


                         By:   /s/ Arthur H. Amron
                              ---------------------------
                         Name:  Arthur H. Amron
                         Title: Vice President



                WEXFORD EURIS ADVISORS, LLC


                          By:  /s/ Arthur H. Amron
                               ----------------------------
                          Name:  Arthur H. Amron
                          Title: Vice President



                /s/ Charles E. Davidson
                -------------------------------------------
                Charles E. Davidson


                /s/ Joseph M. Jacobs
                -------------------------------------------
                Joseph M. Jacobs

                         EXHIBIT INDEX


     1.  Exhibit I - Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith

     2.  Exhibit II - Debenture Purchase Agreement dated as of June 24,
         1998 between Aviva Petroleum, Inc. and the Holders of the Debentures named therein. (Incorporated by reference to Exhibit
         2.2 to the Registration Statement on Form S-4 (Reg. No. 333-58061) filed by Aviva with the Commission June 30, 1998.)